US Gold Corporation

99 George Street, 3rd Floor

Toronto, Ontario

Canada M5A 2N4

December 7, 2010

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:  Mr. Sirimal R. Mukerjee

RE:

US Gold Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009, Filed March 16, 2010

Definitive Proxy Statement on Schedule 14A, Filed April 30, 2010

Forms 10-Q for the Fiscal Quarters Ended June 30, 2010 and September 30, 2010, Filed August 6, 2010 and November 3, 2010;

File No. 001-33190

Dear Mr. Mukerjee:

I am writing in reference to your telephone conversation with David Babiarz of the law firm Dufford & Brown, P.C. on December 1, 2010 and certain comments raised by the staff in a letter dated November 22, 2010 with regard to the filings by US Gold Corporation (“we” or the “Company”) noted above.  The purpose of this letter to confirm certain information conveyed to you on behalf of the Company by Mr. Babiarz in that conversation.  Specifically, and with reference to the comments in the letter from the staff, please be advised as follows:

Form 10-K for Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operation, page 43

1.             We propose to comply with this comment in our annual report on Form 10-K for the year ended December 31, 2010, to be filed in March 2011.  Given that the total variance in the general and administrative expenses between 2008 and 2009 accounted for a difference of $700,000, compared to an aggregate decrease in the net loss of approximately $103 million during the same period (less than 1%), we do not believe that the change in general and administrative expenses was material and therefore propose to address this comment prospectively, rather than amend our prior year report.

We suggest that the language would read in pertinent part as follows, based on the operating results for 2009:

General and administrative expense for the year ended December 31, 2009 decreased to $4.8 million compared to $5.5 million in 2008, primarily due to decreases in (i) staff and salaries of $0.7 million, (ii) legal fees of $0.2 million, (iii) professional fees related to tax compliance of $0.1 million, (iv) management service fees of $0.1 million, (v) Sarbanes Oxley compliance and audit expenses of $0.5 million, (vi) travel of $0.1 million, and (vii) shareholder communications of $0.2 million, partially offset by an increase in stock option expense of $0.8 million as a result of new stock option grants and a reduction in forfeitures during 2009 and an increase of $0.4 million in various miscellaneous expenses.

Definitive Proxy Statement on Schedule 14A

Compensation of Directors and Executive Officers, page 13

2.             We propose to address this comment prospectively in our proxy statement for the 2011 annual meeting of shareholders.  The relevant section of the proxy statement, as revised, would read in pertinent part as follows, based on the format of the 2010 statement:

Our present compensation structure for the named executive officers generally consists of salary and incentive compensation.  The incentive component consists of a short-term cash portion and a long-term equity portion.  We believe the present structure achieves our compensation objectives; however, the Compensation Committee is presently exploring additional ways to ensure consistency and enhance our company’s compensation program and may add additional components or policies in order to assist our company in achieving its compensation goals more effectively or efficiently.  In an effort to ensure more consistency in compensation and align the interests of the employees with that of our shareholders, the Compensation Committee considered adding more structure to the short-term cash bonus by establishing specific company or individual performance metrics in connection with the cash bonus portion of our compensation.  However, this structure was not deemed practical until such time as we are able to achieve mineral production and generate revenue.  The Compensation Committee also considered establishing additional equity incentives, such as stock bonuses, restricted stock grants, performance shares or other forms of incentives, but declined to recommend such changes in 2010.

3.             Similar to comment #2, we propose to address this comment prospectively in our proxy statement for the 2011 annual meeting of shareholders.  The relevant paragraph of the proxy statement, as revised, would read in pertinent part as follows, based on the format of the 2010 statement:

A report was commissioned from an independent consulting firm to assist in the assimilation of the three target companies acquired by us in 2007, and addressed a variety of subjects relevant to that objective.  This report included, in part, a discussion of the elements and mix of compensation necessary to retain employees of the target companies and to attract new employees, including the base salary rates for various categories of employees. The elements of compensation recommended by our independent consultant included a base salary and incentive compensation in the form of stock options.  The recommended mix of compensation included base cash compensation sufficient to be competitive in the industry and to provide adequate financial security to allow each employee to focus on value creation.  The equity incentive compensation should allow each employee the opportunity to achieve more financial independence in the event that their competencies are fully developed and realized.  (From page 14)

With regard to the other named executive officers, our Chief Executive Officer recommends the form and amount of compensation that he deems appropriate for the respective individuals.  In considering his

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recommendation, our chief executive generally accepted the recommendation of the independent consultant as to the elements and mix of compensation.  In the case of our principal financial officer and the other named executive officers, we accepted the recommendation of our Chief Executive Officer when the individuals were initially hired and then reevaluated that compensation each January.  (From page 15)

Forms 10-Q for Fiscal Quarters Ended June 30, 2010 and September 30, 2010

Exhibits 31.1 and 31.2

4.             We will file promptly amendments to our Forms 10-Q for the Fiscal Quarters Ended June 30, 2010 and September 30, 2010 that include the entire periodic reports and new, corrected certifications that match exactly the form set forth under Item 601(b)(31) of Regulation S-K.   Drafts of the revised certifications are attached to this correspondence as Exhibits 1 and 2 for your review.

Closing Comments

The Company hereby acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your assistance and attention.

Sincerely,

US GOLD CORPORATION

/s/Perry Y. Ing
Perry Y. Ing,

Vice President and Chief Financial Officer

cc:	Dufford & Brown, P.C.
KPMG LLP

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Exhibit 31.1

CERTIFICATION
Pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002

I, ROBERT R. MCEWEN, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of US Gold Corporation for the quarter ended September 30, 2010;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a—15(e) and 15d—15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a—15(f) and 15d—15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: December 7, 2010

/s/ Robert R. McEwen
Robert R. McEwen, Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATION
Pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002

I, PERRY Y. ING, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of US Gold Corporation for the quarter ended September 30, 2010;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a—15(e) and 15d—15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a—15(f) and 15d—15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: December 7, 2010

/s/ Perry Y. Ing
Perry Y. Ing, Vice President and Chief Financial Officer